                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
          --------------------------------------------------------
                     Securities and Exchange Commission
                          Washington, D.C. 20549
          --------------------------------------------------------

                  PLAY BY PLAY TOYS AND NOVELTIES, INC.
                           (Name of Issuer)

              Common                              72811K103
   (Title of Class of Securities)               (CUSIP Number)


                            Vance M. Arnold
       8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206
                            (214) 891-8294

  (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications)

                             July 3, 1997
        (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.:
   (a)  Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
   (b)  Renaissance U.S. Growth & Income Trust PLC
        ----------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group:
   (a)    X
       ------------
   (b)    N/A
       ------------

3. SEC Use Only:

4. Source of Funds:   PF
                    ---------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e):   N/A
                  ------

6. Citizenship or Place of Organization:  (a) Texas
                                          (b) England
                                              -------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole voting Power:  (a)  147,059 shares
                         (b)  147,059 shares
                              ----------------

(8)  Shared Voting Power:   0
                          ----

(9)  Sole Dispositive Power:  (a) 147,059 shares
                              (b) 147,059 shares
                                  ----------------

(10)  Shared Dispositive Power:  0
                                ---

11. Aggregate Amount Beneficially Owned be Each Reporting Person:
    (a) 147,059 shares
    (b) 147,059 shares
        ----------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A
                                                                       ----

13. Percent of Class Represented by Amount in Row (11):  (a) 2.55%
                                                         (b) 2.55%
                                                            -----

14. Type of Reporting Person:  IA
                              ----

                                       SCHEDULE 13D

                               Filed Pursuant to Rule 13D-1


ITEM 1. SECURITY AND ISSUER

            $2,500,000 8.0% Convertible Debenture from Play by Play Toys and Novelties, Inc. as Borrower, and Renaissance Capital Growth & Income Fund III, Inc. dated July 3, 1997

            $2,500,000 8.0% Convertible Debenture from Play by Play Toys and Novelties, Inc. as Borrower, and Renaissance U.S. Growth & Income Trust, PLC dated July 3, 1997

            Play by Play Toys and Novelties, Inc.           Company
            4400 Tejasco
            San Antonio, Texas  78218-0267


ITEM 2. IDENTITY AND BACKGROUND

a., b., c.  Renaissance Capital Growth &
            Income Fund III, Inc.                           Filer
            8080 N. Central Expressway, Suite 210
            Dallas, Texas 75206

            Renaissance U.S. Growth & Income
            Trust, PLC                                      Filer
            8080 N. Central Expressway, Suite 210
            Dallas, Texas 75206

            Renaissance Capital Group, Inc.                 Investment
            8080 N. Central Expressway, Suite 210           Advisor to the
            Dallas, Texas  75206                            Filers

            Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the Nasdaq.

            Renaissance U.S. Growth & Income Trust, PLC is a public limited company organized under the laws of England and Wales and traded on the London Stock Exchange.

            Renaissance Capital Group is the Investment Advisor to the Filers. Its address is 8080 N. Central Expressway, Suite 210
            LB 59, Dallas, TX 75206. The officers of Renaissance Capital Group, Inc are:
                  Russell Cleveland, President
                  Barbe Butschek, Senior Vice President, Corporate Secretary
                                  and Treasurer
                  Vance M. Arnold, Executive Vice President

                  Robert C. Pearson, Senior Vice President
                  Mardon M. Navalta, Vice President
                  Norman D. Cox, Vice President

      d.    None
      e.    None
      f.    Texas

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Filers' source of funds for this transaction came exclusively from the Filers' investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.


ITEM 4. PUROPSE OF TRANSACTION

          The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940. The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          On July 3, 1997, the Company and Filers entered into a Convertible Debenture Loan Agreements pursuant to which the Company issued to each of the Filers a $2,500,000 Convertible Debenture with an 8.0% interest rate. The Debentures mature on June 30, 2004. The Debentures are convertible at any time at the option of the holder at $17.00 per share, subject to adjustment, including a one-time adjustment to conversion price.

          The Debentures are subject to redemption in certain events by the Filers and at the option of the Company. The Filers do not have the right to vote or to dispose of the Common Stock underlying the Debentures, unless they convert the Debentures. The Filers did not effect any transactions in the securities of the Company prior to the purchase of the Debentures.


ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Company and the Filers entered into a Convertible Loan Agreement on July 3, 1997. This agreement contains typical default and other provisions.

ITEM 7. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

          Not Applicable


ITEM 8. MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable


I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.


Date: July 3, 1997


                          Renaissance Capital Growth & Income Fund III, Inc.

                      By:    /s/ Vance M. Arnold
                           ----------------------------------------
                           Vance M. Arnold
                           Executive Vice President
                           Renaisssance Capital Group, Inc.
                           Investment Advisor



                           Renaissance U.S. Growth & Income Trust PLC

                      By:  /s/ Vance M. Arnold
                           --------------------------------------
                           Vance M. Arnold
                           Executive Vice President
                           Renaissance Capital Group, Inc.
                           Investment Advisor